United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2016

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On February 24, 2016, at 9:30 am, met, ordinarily, at Rua Almirante Guilhem, 378, 7º floor, Rio de Janeiro, RJ, Messrs. Dan Conrado — Chairman, Sérgio Alexandre Figueiredo Clemente — Vice Chairman, Marcel Juviniano Barros, Gueitiro Matsuo Genso, Tarcísio José Massote de Godoy, Oscar Augusto de Camargo Filho, Alberto Ribeiro Guth, Lucio Azevedo, and the alternates Messrs. Yoshitomo Nishimitsu and Luiz Maurício Leuzinger, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2015 AND RELATED ACTS — Messrs. Luciano Siani, Executive Officer of Finance and Investor Relations, Marcelo Botelho, Controller Officer, and Murilo Muller, Executive Manager of Controller and Accounting, performed presentation on the subject. With a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes and Aníbal Moreira dos Santos present at the meeting under the provisions of Article 163, §3, of Law No. 6404/76, and in the presence of Messrs. Bernardo Moreira and Daniel Ricica, representatives of KPMG Auditores Independentes, external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion the Companie’s Financial Statements for the financial year 2015, the Board of Directors approved the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2015.” “BOARD OF DIRECTORS — The members of the Board were informed by Mr. Dan Conrado that, after a natural transition, he decided to leave the functions of Chairman of the Board of Directors as of this date, remaining as member of the Board of Directors. Therefore, they approved the designation of Mr. Gueitiro Matsuo Genso, as Chairman of the Board of Directors of Vale.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, February 24, 2016.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio Nogueira
Date: February 26, 2016		Director of Investor Relations